# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AirJoule Technologies Corp., CIK 0001855474
CUSIP: 612160101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 34361 Innovation Drive, Ronan, Montana (MT), 59864
Date of event which requires filing of this statement: 04/14/2026
Filed by CIK 0001095460
Persons authorized to receive notices and communications: Matthew Jore, c/o AirJoule Technologies Corporation, 34361 Innovation Drive, Ronan, Montana (MT), 59864, (800) 942-3083

## Reporting persons
- Matthew Jore (CIK 0001095460): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,817,581; shared voting power 0; sole dispositive power 7,817,581; shared dispositive power 0; aggregate amount beneficially owned 7,817,581 (11.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: AirJoule Technologies Corp.
Address of issuer's principal executive offices: 34361 Innovation Drive, Ronan, Montana (MT), 59864
Comment:
Explanatory Note

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on March 21, 2024 (as amended, the "Schedule 13D") with respect to the Class A common stock, par value $0.0001 per share ("Class A Common Stock") of AirJoule Technologies Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based on 68,472,740 shares of Class A Common Stock outstanding as of April 9, 2026, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A filed on April 15, 2026.

The share amount reported herein consists of (i) 7,739,249 shares of Class A common stock, (ii) 65,832 shares of Class A common stock underlying options that are currently exercisable or will become exercisable within 60 days hereof and (iii) 12,500 shares of Class A common stock underlying restricted stock units that will vest within 60 days hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The information presented on the cover pages herein are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: On February 27, 2026, the Issuer issued 21,126 shares of Class A Common Stock to the Reporting Person in connection with the vesting of restricted stock units awarded to the Reporting Person and the withholding of shares to satisfy the Reporting Person's tax withholding obligations. Except for the foregoing and as otherwise disclosed in this Amendment No. 1, during the past 60 days, none of the Reporting Persons effected any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pledge Agreement

On April 14, 2026, the Reporting Person pledged 550,000 shares of Class A Common Stock as additional collateral pursuant to that certain Non-Recourse Loan and Securities Pledge Agreement (the "Loan Agreement") between The St. James Bank & Trust Company Ltd., bringing the total number shares of Class A Common Stock pledged as collateral to 1,150,000 (the "Pledged Shares"). All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with the Reporting Person unless an event of default under the Loan Agreement has occurred and is continuing.

## Signatures
- Matthew Jore: /s/ Matthew Jore, Matthew Jore (04/16/2026)